UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 29, 2025
__________________

Huntington Bancshares Incorporated
(Exact Name of Registrant as Specified in Charter)

Maryland	001-34073	31-0724920
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

41 South High Street, Columbus, Ohio 43287
(Address of Principal Executive Offices, and Zip Code)

(614) 480-2265
Registrant’s Telephone Number, Including Area Code

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communication pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Depositary Shares (each representing a 1/40th interest in a share of 4.500% Series H Non-Cumulative, perpetual preferred stock)	HBANP	NASDAQ
Depositary Shares (each representing a 1/1000th interest in a share of 5.70% Series I Non-Cumulative, perpetual preferred stock)	HBANM	NASDAQ
Depositary Shares (each representing a 1/40th interest in a share of 6.875% Series J Non-Cumulative, perpetual preferred stock)	HBANL	NASDAQ
Common Stock-Par Value $0.01 per Share	HBAN	NASDAQ

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

As previously disclosed, on October 26, 2025, Huntington Bancshares Incorporated, a Maryland corporation (“Huntington”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with The Huntington National Bank, a national bank and a wholly owned subsidiary of Huntington (“Huntington National Bank”) and Cadence Bank, a Mississippi-chartered bank (“Cadence”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Cadence will merge with and into Huntington National Bank (the “Merger”), with Huntington National Bank continuing as the surviving bank in the Merger. The Merger Agreement was unanimously approved by the boards of directors of each of Cadence, Huntington and Huntington National Bank.

In connection with the proposed Merger, Huntington filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 on November 13, 2025, as amended on December 1, 2025 and declared effective by the SEC on December 3, 2025, which contained a joint proxy statement of Cadence and Huntington and also constituted a prospectus of Huntington. Huntington and Cadence filed a definitive joint proxy statement/prospectus with the SEC and the Federal Reserve, respectively, on December 3, 2025 (the “joint proxy statement/prospectus”), which Huntington and Cadence first mailed to their respective stockholders on or about December 3, 2025.

Huntington and Cadence will each hold a special meeting of stockholders on January 6, 2026 to consider certain proposals related to the Merger Agreement as further described in the joint proxy statement/prospectus.

Litigation Related to the Merger

Following the announcement of the Merger Agreement, as of the date of this Current Report on Form 8-K, two lawsuits challenging the Merger have been filed (each, a “Lawsuit” and, collectively, the “Lawsuits”). The first Lawsuit, captioned Jones v. Cadence Bank et al. (No. 656371/2025), was filed in New York Supreme Court, New York County on December 10, 2025. The second Lawsuit, Parshall v. Cadence Bank et al. (No. 656404/2025), was filed in New York Supreme Court, New York County on December 11, 2025. In addition, Cadence has received demand letters from counsel representing purported shareholders of Cadence (the “Demand Letters” and, together with the Lawsuits, the “Matters”). The Matters each allege that, among other things, the joint proxy statement/prospectus contains certain disclosure deficiencies and/or incomplete information regarding the Merger.

Huntington and Cadence believe that the claims asserted in the Matters are without merit and that supplemental disclosures are not required or necessary under applicable laws. However, in order to avoid the risk that the Matters delay or otherwise adversely affect the Merger, and to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, and reserving all rights to contest the substantive allegations in the Matters, and the jurisdiction of courts in which the Complaints were filed, Huntington and Cadence are supplementing the joint proxy statement/prospectus as described in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Huntington and Cadence specifically deny all allegations in the Matters and that any additional disclosure was or is required in the joint proxy statement/prospectus.

Supplemental Disclosures to the Joint Proxy Statement/Prospectus

The additional disclosures (the “supplemental disclosures”) in this Current Report on Form 8-K supplement the disclosures contained in the joint proxy statement/prospectus and should be read in conjunction with the disclosures contained in the joint proxy statement/prospectus, which should be read in its entirety. To the extent that information set forth in the supplemental disclosures differs from or updates information contained in the joint proxy statement/prospectus, the information in this Current Report on Form 8-K shall supersede or supplement the information contained in the joint proxy statement/prospectus. All page references are to the joint proxy statement/prospectus and terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the joint proxy statement/prospectus.

1.
The disclosure on page 57 of the joint proxy statement/prospectus under the section “The Merger— Background of the Merger” is hereby supplemented by adding the following paragraph after the first full paragraph (beginning “On October 14, 2025…”) as follows:

Following agreement in principle on the 2.475 exchange ratio proposed in the Huntington LOI, the parties negotiated the letter agreement between Mr. Rollins and Huntington containing the terms of Mr. Rollins’ post-merger service arrangement to be effective upon, and subject to, the closing of the Merger (as described under “The Merger—Interests of Cadence’s Directors and Executive Officers in the Merger” beginning on page 91).

2.
The disclosure on page 81 of the joint proxy statement/prospectus under the section “The Merger—Opinion of Cadence’s Financial Advisor” is hereby supplemented by adding the following paragraph below the second table:

The low and high stock price-to-tangible book value per share multiples of the selected companies in the “Cadence Selected Companies Analysis” were 0.97x and 2.39x, respectively, the low and high stock price-to-2025 estimated EPS multiples of the selected companies were 7.4x and 16.8x, respectively, and the low and high stock price-to-2026 estimated EPS multiples of the selected companies were 7.4x and 13.0x, respectively.

3.
The disclosure on page 82 of the joint proxy statement/prospectus under the section “The Merger—Opinion of Cadence’s Financial Advisor” is hereby supplemented by adding the following paragraph below the third table:

The low and high stock price-to-tangible book value per share multiples of the selected companies in the “Huntington Selected Companies Analysis” were 1.09x and 1.97x, respectively, the low and high stock price-to-2025 estimated EPS multiples of the selected companies were 10.4x and 13.5x, respectively, and the low and high stock price-to-2026 estimated EPS multiples of the selected companies were 9.5x and 12.0x, respectively.

4.
The disclosure on page 83 of the joint proxy statement/prospectus under the section “The Merger—Opinion of Cadence’s Financial Advisor” is hereby supplemented by amending and restating the table of selected transactions:

Acquiror	Acquired Company	Announcement Date
The PNC Financial Services Group, Inc.	FirstBank Holding Company	9/8/2025
Columbia Banking System, Inc.	Pacific Premier Bancorp, Inc.	4/23/2025
SouthState Corporation	Independent Bank Group, Inc.	5/20/2024
U.S. Bancorp	MUFG Union Bank, National Association	9/21/2021
Citizens Financial Group, Inc.	Investors Bancorp, Inc.	7/28/2021
New York Community Bancorp, Inc.	Flagstar Bancorp, Inc.	4/26/2021
M&T Bank Corporation	People’s United Financial, Inc.	2/22/2021
Huntington Bancshares Incorporated	TCF Financial Corporation	12/13/2020

5.
The disclosure on page 84 of the joint proxy statement/prospectus under the section “The Merger—Opinion of Cadence’s Financial Advisor” is hereby supplemented by adding the following paragraph below the carryover table:

The low and high price-to-tangible book value per share multiples of the selected transactions in the “Selected Transactions Analysis” were 0.99x and 2.34x, respectively, the low and high pay-to-trade ratios of the selected transactions were 0.56x and 1.18x, respectively, the low and high price-to-LTM Core EPS multiples of the selected transactions were 3.8x and 21.3x, respectively, and the low and high core deposit premiums of the selected transactions were (0.0%) and 10.6%, respectively. For the six selected transactions in which FWD EPS for the acquired company was available at announcement, the low and high price-to-FWD EPS multiples of the selected transactions were 8.9x and 14.2x, respectively. For the six selected transactions in which the acquired company was publicly traded, the low and high one-day market premiums (based on the closing price of the acquired company on the trading day immediately prior to announcement) of the selected transactions were 5.7% and 12.9%, respectively.

6.
The disclosure on page 86 of the joint proxy statement/prospectus under the section “The Merger— Opinion of Cadence’s Financial Advisor” is hereby supplemented by adding the following paragraph after the first full paragraph (beginning “The dividend discount model analysis is a widely used valuation methodology . . .”) as follows:

The ranges of discount rates assumed in the “Cadence Dividend Discount Model Analysis,” the “Huntington Dividend Discount Model Analysis” and the “Illustrative Pro Forma Combined Dividend Discount Model Analysis” of 12.0% to 14.0% in all three analyses were selected based on KBW’s experience and judgment taking into account capital asset pricing model implied cost of capital calculations.

7.
The disclosure on page 86 of the joint proxy statement/prospectus under the section “The Merger—Opinion of Cadence’s Financial Advisor” is hereby supplemented by amending and restating the first sentence of the third full paragraph in its entirety as follows:

Pursuant to the KBW engagement agreement, Cadence agreed to pay KBW a cash fee equal to 0.55% of the aggregate merger consideration which is currently estimated, based on an assumed Huntington stock price of $15.86 per share, to be a fee of approximately $42 million, $4 million of which became payable to KBW with the rendering of KBW’s opinion and the balance of which is contingent upon the closing of the Merger.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Current Report on Form 8-K may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Huntington Bancshares Incorporated (“Huntington”) and Cadence Bank (“Cadence”), the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, estimates, uncertainties and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements, including as a result of the factors referenced below. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, continue, believe, intend, estimate, plan, trend, objective, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

Huntington and Cadence caution that the forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond Huntington’s and Cadence’s control. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: changes in general economic, political, or industry conditions; deterioration in business and economic conditions, including persistent inflation, supply chain issues or labor shortages, instability in global economic conditions and geopolitical matters, as well as volatility in financial markets; changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs; the impact of pandemics and other catastrophic events or disasters on the global economy and financial market conditions and our business, results of operations, and financial condition; the impacts related to or resulting from bank failures and other volatility, including potential increased regulatory requirements and costs, such as Federal Deposit Insurance Corporation (the “FDIC”) special assessments, long-term debt requirements and heightened capital requirements, and potential impacts to macroeconomic conditions, which could affect the ability of depository institutions, including us, to attract and retain depositors and to borrow or raise capital; unexpected outflows of uninsured deposits which may require us to sell investment securities at a loss; changing interest rates which could negatively impact the value of our portfolio of investment securities; the loss of value of our investment portfolio which could negatively impact market perceptions of us and could lead to deposit withdrawals; the effects of social media on market perceptions of us and banks generally; cybersecurity risks; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Board of Governors of the Federal Reserve System (the “Federal Reserve”); volatility and disruptions in global capital, foreign exchange and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services including those implementing our “Fair Play” banking philosophy; changes in policies and standards for regulatory review of bank mergers; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the Securities and Exchange Commission (the “SEC”), the Office of the Comptroller of the Currency, the Federal Reserve, the FDIC, the Consumer Financial Protection Bureau and state-level regulators; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Huntington and Cadence; the outcome of any legal proceedings that may be instituted against Huntington or Cadence; delays in completing the proposed transaction involving Huntington and Cadence; the failure to obtain Huntington shareholder approval or Cadence shareholder approval or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and Cadence do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the ability of Huntington and Cadence to meet expectations regarding the timing, completion and accounting and tax treatment of the transaction; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business, customer or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Huntington and Cadence successfully; the dilution caused by Huntington’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Huntington and Cadence. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025, each of which is on file with the SEC and available on the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Investor Relations” and in other documents Huntington files with the SEC, and in Cadence’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025, each of which is on file with the Federal Reserve and available on Cadence’s investor relations website, ir.cadencebank.com, under the heading “Public Filings” and in other documents Cadence files with the Federal Reserve.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor Cadence assume any obligation to update forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in circumstances or other factors affecting forward-looking statements that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. If Huntington or Cadence updates one or more forward-looking statements, no inference should be drawn that Huntington or Cadence will make additional updates with respect to those or other forward-looking statements. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Huntington filed with the SEC a Registration Statement on Form S-4 (File No. 333-291486) on November 13, 2025, as amended on December 1, 2025 (the “Amended Registration Statement”) (which Amended Registration Statement was declared effective on December 3, 2025), that includes a Joint Proxy Statement of Huntington and Cadence and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. Huntington filed a prospectus on December 3, 2025, and each of Huntington and Cadence filed a definitive proxy statement on December 3, 2025. The proposed transaction involving Huntington and Cadence will be submitted to Huntington’s shareholders and Cadence’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS, SHAREHOLDERS OF HUNTINGTON AND SHAREHOLDERS OF CADENCE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC AND THE FEDERAL RESERVE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Shareholders are able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and Cadence, without charge, at the SEC’s website (http://www.sec.gov) and Cadence’s website (https://ir.cadencebank.com/fdic-federal-reserve-filings), respectively. Copies of the definitive joint proxy statement/prospectus, and the filings with the SEC and the Federal Reserve that are incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007. Copies of the definitive joint proxy statement/prospectus and filings containing information about Cadence may be obtained after their filing with the Federal Reserve at (https://ir.cadencebank.com/fdic-federal-reserve-filings), by directing a request to Will Fisackerly, Cadence Investor Relations, Cadence Bank, (800) 698-7878, IR@cadencebank.com. References to Cadence’s website do not constitute incorporation by reference of the information contained on the website and are not, and should not be, deemed part of this filing.

PARTICIPANTS IN THE SOLICITATION

Huntington, Cadence, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Huntington and shareholders of Cadence in connection with the proposed transaction. Information regarding the interests of the directors and executive officers of Huntington and Cadence and other persons who may be deemed to be participants in the solicitation of shareholders of Huntington and Cadence in connection with the transaction and a description of their direct and indirect interests, by security holdings or otherwise, are included in the definitive joint proxy statement/prospectus related to the transaction, which was filed by Huntington with the SEC. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 6, 2025, and other documents filed by Huntington with the SEC. Information regarding Cadence’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the Federal Reserve on March 14, 2025, and other documents filed by Cadence with the Federal Reserve. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus and other relevant materials that have been or may be filed with the SEC and the Federal Reserve by Huntington and Cadence, respectively. Free copies of these documents may be obtained as described above under “Important Additional Information.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

HUNTINGTON BANCSHARES INCORPORATED

By:	/s/ Marcy C. Hingst
Name:	Marcy C. Hingst
Title:	General Counsel and Corporate Secretary

Date: December 29, 2025